UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.          Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 28, 2017, Paragon Shipping Inc. (the “Company”) filed an amendment to its Amended and Restated Articles of Incorporation to effectuate a reverse stock split of the Company’s issued and outstanding shares of common stock, par value $0.001 per share. A copy of the amendment is attached hereto as Exhibit 3.01.

As previously disclosed on a Form 6-K filed on June 15, 2017, on June 15, 2017, the shareholders of the Company authorized the Company’s Board of Directors (the “Board of Directors”) to effect one or more reverse splits of the Company’s issued and outstanding common stock at a ratio within the range from 1-for-2 up to 1-for-1,000, at any time prior to June 15, 2018, at the discretion of the Board of Directors.

On July 11, 2017, the Board of Directors authorized a reverse stock split at a ratio of 1-for-100 (the “Reverse Split”) which became effective with the Republic of the Marshall Islands at 12:01 a.m. New York time (5:01 p.m. Marshall Islands time) on July 31, 2017. The Reverse Split will become effective with the OTC Markets at the open of business on July 31, 2017. As a result of the Reverse Split, every 100 shares of the Company’s pre-reverse split common stock will be combined and reclassified into one share of the Company’s common stock. No fractional shares of common stock will be issued as a result of the Reverse Split. Stockholders who otherwise would be entitled to a fractional share shall receive the next higher number of whole shares.

The par value and other terms of Company’s common stock were not affected by the reverse stock split. The Company’s post-reverse split common shares have a new CUSIP number, Y6728Q202. The Company’s transfer agent, Computershare Trust Company Inc. is acting as exchange agent for the Reverse Split and will send instructions to shareholders of record regarding the exchange of certificates for common stock.

The following exhibit is filed herewith:

Exhibit Number	Description

3.01	Articles of Amendment to the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on July 28, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: July 31, 2017	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas Chief Operating Officer

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